UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 1-13508

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Colonial BancGroup 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

The Colonial BancGroup, Inc.

100 Colonial Bank Blvd.

Montgomey, Alabama 36117

334-676-5000

The Colonial BancGroup 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

The Colonial BancGroup 401(k) Plan

Index

December 31, 2007 and 2006

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Report and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Benefits Administration and Investment Committee of

The Colonial BancGroup 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Colonial BancGroup 401(k) Plan (the “Plan”) at December 31, 2007 and 2006, and the change in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama

June 27, 2008

The Colonial BancGroup 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments at fair value	$109,992,094	$119,994,549
Cash, noninterest-bearing	277,488	675,687
Contributions receivable
Employees	466,209	501,428
Employer	292,376	343,288

Net assets available for benefits	$111,028,167	$121,514,952

The accompanying notes are an integral part of these financial statements.

The Colonial BancGroup 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

2007
Additions
Dividend and interest income	$10,399,223
Contributions
Employees	12,003,542
Employer	8,347,563
Employee rollover proceeds	1,712,758

Total additions	32,463,086

Deductions
Administrative expenses	414,058
Benefits	15,094,245
Net depreciation in fair value of investments	27,441,568

Total deductions	42,949,871

Net decrease	10,486,785
Net assets available for benefits
Beginning of year	121,514,952

End of year	$111,028,167

The accompanying notes are an integral part of these financial statements.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The Colonial BancGroup 401(k) Plan (the “Plan”) is a defined contribution plan sponsored by The Colonial BancGroup, Inc. and its subsidiaries (collectively “BancGroup”) to provide benefits to their employees. BancGroup operates predominately in the domestic commercial banking industry in the southeastern United States.

The Plan is administered by the BancGroup Benefits Administration and Investment Committee. The Charles Schwab Trust Company functions as the Plan Trustee and Milliman USA, Inc. serves as the Plan Recordkeeper.

Participants should refer to the Plan agreement for more complete information regarding vesting, benefits, and other plan provisions.

Eligibility and Participation

Effective April 1, 2005, each employee of BancGroup who works at least 20 hours per week shall be eligible to become an active participant coincident with the employment date of hire. Employees who work less than 20 hours a week shall become an active participant the date the employee completes one year of eligible service.

Employee Contributions

Under the Plan, the amount of salary reduction for any plan year shall be no less than 1% of the participant’s compensation nor greater than 70% of the participant’s compensation (in 1% increments). The amount of the salary reduction will be remitted by BancGroup to the Plan’s custodian at the end of each pay period. For 2007, the maximum employee contribution allowable by the Internal Revenue Code, excluding catch-up contribution provisions, was $15,500. The maximum catch-up contribution for 2007 was $5,000.

Employee Rollover Contributions

Employees may roll other funds from a prior employer’s qualified retirement plan or certain IRAs into the Plan. The funds must be rolled into the Plan within 60 days after the funds are received by the employee from the other qualified plan.

Employer Contributions

Effective January 1, 2007, for each participant who made a contribution during the Plan year, BancGroup made an employer matching contribution equal to 100% of the participant’s salary reduction contribution, limited to a maximum of 6% of the participant’s compensation.

Prior to January 1, 2007, for each participant who made a contribution during the respective Plan years, BancGroup made an employer matching contribution equal to 50% of the participant’s salary reduction contribution, limited to a maximum of 3% of the participant’s compensation. In 2006, BancGroup also made a discretionary profit sharing contribution, set at 2.5% of eligible pay, which was in addition to the employer matching contribution.

Investment Options

Participants direct the investment of both the salary reduction contributions and employer matching and discretionary contributions into various investment options offered by the Plan. As of December 31, 2007 the Plan offered ten mutual funds, one money market fund, and BancGroup common stock as investment options for participants.

Forfeitures

The non-vested portion of a terminated participant’s account balance shall be forfeited and used to reduce BancGroup’s future employer contributions or administrative expenses otherwise payable for the plan year in which such forfeitures arise or for any succeeding plan year. For the year ended December 31, 2007, administrative fees were offset by non-vested forfeited amounts of approximately $236,000. At December 31, 2007, forfeited non-vested accounts available for use totaled approximately $134,000.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Termination of Plan

While it is the intention of BancGroup to continue the Plan indefinitely, BancGroup reserves the right to reduce, suspend, or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its Board of Directors. Upon such termination of the Plan, the interest of each participant will be distributed to the participant or beneficiary at the time prescribed by the Plan agreement and the Internal Revenue Code.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) 50% of their vested account balance less any outstanding loans to the participant or (b) $50,000 less the highest outstanding loan balance in the previous twelve months for that participant. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms may not exceed five years. The loans are secured by the balance in the participant’s account and bear interest at Colonial Bank’s prime rate plus 1%. The interest rates on the existing loans as of December 31, 2007 ranged from 5.00% to 9.25%.

2.	Benefits

Termination of Employment

Any benefits payable to a participant whose employment with BancGroup has terminated for any reason other than death or disability shall be distributed to the participant as follows: (1) if the value of benefits is not greater than $1,000, the distribution shall be in a lump-sum payment, (2) if the value of benefits is equal to $1,000 but not exceeding $5,000 and the distribution occurs prior to attainment of normal retirement age, benefits shall be rolled to a BancGroup IRA in the participant’s name in the absence of a written election from the participant or (3) if the value of benefits is greater than $5,000, the distribution shall, at the election of the participant, be received as of any valuation date on or after the termination date, but not later than age 65. The participant may elect to receive the distribution in the following forms: (a) direct rollover of entire distribution to a BancGroup IRA, (b) direct rollover to another institution or qualified plan, or (c) lump sum payment.

Disability

A participant that incurs a disability will become fully vested in the employer matching account and discretionary contribution account balances regardless of age and years of service. The vested account balances may be received in the form of a lump-sum payment as of any valuation date on or after the termination date, but no later than age 65.

Death

In the event of a participant’s death, account balances become fully vested and immediately payable in the form of a lump-sum payment to the surviving spouse or properly designated non-spouse beneficiary.

Vesting

A participant’s interest in the salary reduction account shall at all times be fully vested and nonforfeitable. A participant’s interest in the employer matching and discretionary contributions shall be fully vested and nonforfeitable upon the occurrence of any of the following events: death, disability, attainment of normal retirement date while in the service of BancGroup, termination of

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

the Plan, or complete discontinuance of all employer matching and discretionary contributions. Prior to the occurrence of any of the preceding events, the vested interest in employer matching and discretionary contributions shall be determined in accordance with the following vesting schedule:

Years of Service	Vesting Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

3.	Summary of Significant Accounting Policies

General

The Plan is on the accrual method of accounting and the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Additionally, due to the concentration of investment in the common stock of the plan sponsor (BancGroup), it is possible that changes in fair value of the common stock in the near term could materially affect participants account balances and amounts reported in the statements of net assets available for benefit and the statement of changes in net assets available for benefits. Subsequent to year end, the common stock of BancGroup has experienced significant declines in fair value. As of the date of the report, the fair value of shares of the common stock was $4.88 per share down from $13.54 per share at December 31, 2007.

Valuation of Investments

Investments are stated at fair value. Investments in money market funds, mutual funds, and BancGroup common stock are valued at the last quoted market price on the last business day of the year. Securities traded in the over-the-counter market are valued at the latest bid price from published sources (Note 4). Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are reflected as of the trade date. Gain or loss on sales of securities is determined using the average cost of securities sold. Interest income from investments is recorded when earned. Dividend income is recorded on the ex-dividend date.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4.	Investments

Investment information at December 31, 2007 and 2006 and for the year ended December 31, 2007 is as follows:

	Fair Value
Name and title of issuer	2007		2006
The Colonial BancGroup, Inc. Common Stock	$24,040,324	*	$42,644,771	*
American Century Income and Growth Fund	13,774,705	*	14,654,507	*
American Beacon International Equity Fund	10,117,901	*	7,896,045	*
American Beacon Large Cap Value Fund	1,337,730		—
American Beacon Growth Fund of America Fund	1,948,119		—
Charles Schwab Institutional Advantage Money Fund	7,562,001	*	7,334,668	*
Charles Schwab Manager's Special Equity Fund	9,602,339	*	10,235,244	*
Charles Schwab S&P 500 Index Fund	1,493,434		—
Dodge and Cox Balanced Fund	15,691,930	*	16,883,511	*
Dreyfus Appreciation Fund	—		11,081,850	*
PIMCO Total Return Fund	9,880,175	*	7,132,646	*
Thornburg Value Fund	11,757,434	*	—
Participant Loans	2,786,002		2,131,307

	$109,992,094		$119,994,549

*	Represents 5% or more of the Plan’s net assets available for benefits at December 31, 2007 and 2006.

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net depreciation in fair value of $27,441,568 during the year ended December 31, 2007 as follows:

Mutual funds	$6,449,066
Common stock	20,992,502

$27,441,568

5.	Income Tax Status

The Plan obtained its latest determination letter on May 10, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The plan administrator and the Plan’s tax counsel believe that the Plan continues to qualify and operate as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Colonial BancGroup 401(k) Plan

Notes to Financial Statements

December 31, 2007 and 2006

6.	Related Party Transactions

BancGroup paid administrative expenses on behalf of the Plan, including legal, trust, administrative, and accounting fees of approximately $375,000 for the year ended December 31, 2007.

For the year ended December 31, 2007, the Plan recognized unrealized losses, investment income, and realized losses of approximately $20,993,000, $1,248,000, and $1,549,000, respectively, on its investment in The Colonial BancGroup, Inc. common stock.

For investment purposes, the Plan purchased approximately $10,817,000 and liquidated approximately $7,630,000 of The Colonial BancGroup, Inc. common stock for the year ended December 31, 2007.

7.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$111,028,167	$121,514,952
Deemed distributions	(4,525)	(4,027)

Net assets available for benefits per the Form 5500	$111,023,642	$121,510,925

The following is a reconciliation of net decrease in net assets available for benefits per the financial statements at December 31, 2007 to Form 5500:

2007
Net decrease in net assets available for benefits per financial statements	$10,486,785
Deemed distributions, net	498

Net decrease in net assets available for benefits per Form 5500	$10,487,283

8.	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, as amended in February 2008 by FASB Staff Position (“FSP”) FAS 157-2, Effective Date of FASB Statement No. 157. The provisions of SFAS No. 157 are effective for the Plan as of January 1, 2008. However, FSP FAS 157-2 defers the effective date for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. Plan management does not believe the adoption of SFAS No. 157 will have a material impact on the financial statements.

The Colonial BancGroup 401(k) Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2007

a.	b. Identity of issuer, Borrower, Lessor, or similar party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par Value, or Maturity Value	d. Cost	e. Current Value
*	The Colonial BancGroup, Inc.	1,775,504 shares, common stock	**	$24,040,324
	American Century	476,963 shares, American Century Income and Growth Fund, Mutual Fund		13,774,705
	American Beacon	448,489 shares, American Beacon International, Equity Fund		10,117,901
	American Beacon	59,747 shares, American Beacon Large Cap Value Fund, Mutual Fund		1,337,730
	American Beacon	57,705 shares, Growth Fund of America R4 Fund, Mutual Fund		1,948,119
*	Charles Schwab	7,562,001 shares, Charles Schwab Institutional Advantage Money Fund, Money Market Fund		7,562,001
*	Charles Schwab	149,429 shares, Charles Schwab Manager's Special Equity Fund, Mutual Fund		9,602,339
*	Charles Schwab	65,994 shares, Charles Schwab S&P 500 Index Fund, Mutual Fund		1,493,434
	Dodge & Cox	193,728 shares, Dodge & Cox Balanced Fund, Mutual Fund		15,691,930
	PIMCO	924,245 shares, PIMCO Total Return Fund, Mutual Fund		9,880,175
	Thornburg	308,270 shares, Thornburg Value Fund, Mutual Fund		11,757,434
*	Participant Loans	Various maturities and rates ranging from 5.00% to 9.25%		2,786,002

				$109,992,094

*	Party-in-Interest to the Plan.
**	Information in column D is not required as all investments are participant-directed.

Note: Information is certified as complete and accurate by Charles Schwab Trust Company, trustee for the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COLONIAL BANCGROUP 401(K) PLAN

Date: June 30, 2008	By:	/S/ T. BRENT HICKS
T. Brent Hicks
Chief Accounting Officer

EXHIBIT INDEX

EXHIBIT NO	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm